March 29, 2019

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Bioplus Life Corp.

Form S-1/A

Filed January 29, 2019

File No. 333-226885

To the men and women of the SEC:

On behalf of Bioplus Life Corp. (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 7, 2019 addressed to Chong Khooi You, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form S-1/A on January 29, 2019.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

Note: Page 29 has been revised to indicate that the acquisition of Bio Life Neutraceuticals Sdn. Bhd., on February 27, 2018, was from the equity ownership of Mr. Chong Khooi You and also his spouse, not exclusively Mr. Chong Khooi You.

Registration Statement on Form S-1 as amended January 29, 2019

Certain Relationships and Related Transactions, page 29

1. We note your response to comment 8. However, it appears that your agreements with Mr. Chong Khooi You are material and should be filed as exhibits pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Please file these agreements or advise.

Company Response:

The Company has decided not to seek confidential treatment of its banking agreement with Maybank Islamic Berhad. The Company has included the agreement as exhibit 10.1 to this S-1/A. It should be noted that exhibit 10.1 is a redacted copy of the original document. The document originally included personal information such as, but not limited to, passport and personal identification numbers, which have been removed entirely from exhibit 10.1 and replaced with the phrase “redacted” in each instance.

On page 31 we added the following, “Exhibit 10.1 is a redacted copy of the original document. The document originally included personal information such as, but not limited to, passport and personal identification numbers, which have been removed entirely from exhibit 10.1 and replaced with the phrase “redacted” in each instance.”

The Company is compiling the above mentioned material documents of which Mr. Chong Khooi was a party to. The subsequent amendment the Company intends to make on Form S-1/A, in response to the next comment letter received, pertaining to to our Registration Statement, will include these documents as exhibits to Form S-1/A.

12. Income Taxes, page F-12

2. We have reviewed the changes made to Note 12 in response to comment 6 but do not believe they addressed the matters raised in our prior comment. Please revise Note 12 to include the following disclosures:

-Include a reconciliation of your statutory tax rate to your effective tax rate for all periods presented as required by ASC 740-10-50-12.

-Disclose the amounts and related expiration dates of your operating loss carryforwards as required by ASC 740-10-50-3.

Also, the income tax provisions disclosed in Note 12 for the nine month periods ended September 30, 2018 and 2017 do not agree to the amounts reflected in your statements of operations for these periods. Please reconcile and revise these amounts.

Company Response:

Note 12 on page F12 and F23 has been revised to include the appropriate information.

Exhibit 5.1 - Legal Opinion, page 31

3. We note your response to comment 9 and we reissue it. Please also have counsel opine that the 4,409,000 shares being offered by the Selling Shareholder “are” duly and validly issued, duly authorized, fully paid and non-assessable. For guidance, see Section II.B.2.h of Staff Legal Bulletin No. 19 (CF), which is available on our website.

Company Response:

Counsel has revised the opinion letter, which we have subsequently attached herein as exhibit 5.1.

Date: March 29, 2019

/s/ Chong Khooi You

Chong Khooi You

Chief Executive Officer